SIROCCO ENERGY
2022 Report

Dear investors,

This was a transformative year and it showed even more clearly how important our work is. The small wind power market is expected to reach $17.1 Billion by 2030, but we don't want to create just another wind generator. Rather the world's best urban wind generator. That's our goal. To extend this market with an outstanding long-lasting solution for the current energy crisis and far beyond. Let's make it happen together!

We need your help!

What we want is not only to build a great multi-billion company, but to create a Community. Community of entrepreneurs, engineers, investors, inventors, marketers, and simply enthusiasts who care about making our planet a better place to live and are willing to act upon it. So if you want to contribute (even if you're not sure how exactly), please drop us a line at support@siroccoenergy.com, saying what your areas of expertise and interest are, and we will see what we can do together to bring this goal to reality.

Join us in a new round so we can move faster and finally bring efficient wind generation to the cities.

Sincerely,

Our Mission

Private houses, apartment buildings, shopping malls, electric vehicle charging stations, factories... we want to reach the state when seeing the Sirocco wind turbine is as usual as seeing a tree. We want to empower cities to function on renewable energy only.

See our full profile

How did we do this year?

Report Card

A-

 

The Good

We've delivered our first commercial order.

We've made some important technical enhancements, finished our 4-kW model, and started testing in real conditions.

We've got 1,200+ pre-orders with an estimated potential revenue of $80 million.

The Bad

Some R&D processes took us longer than we expected.

We shifted the timeline a bit and doing our best to complete our main B2B orders this year.

Macroeconomic instability influenced our operations.

2022 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$138,788
Net Loss


IOU!

$0
Short Term Debt



$1,726,372
Raised in 2022



$408,937
Cash on Hand
As of 02/23/23

We ❤ Our 998 Investors

Thank You For Believing In Us

Berkeley Hills Capital
Bolaji Oshaju
Orren Ralph Finley III
Justin Entrekin
Joseph Carothers
Henry Anthony
Devin Curry
Sajad Zalzala
Richard Clement
Jeff Balaguras
Mauricio Gonzalez Martin...
Teddy Stanowski
Mustafa Gamal
Sumith Jain
Darryl C Robinson
Mark Malinski
Krishna Aswani
Emmett McCord
P David Newberry
Vivek Sachdeva
Bettie Williams
Kathy DeBolt
Ilir Berisha
Yinan Wang
Dagan Harding
Wayne E Ross
Alan Jacobson
Jerome Russ
Roderick Herron
Kenneth Duke
Ramon Arasa
Vinod Palan
Vugar Javadov
Bill Ben Hackett
David Lanfair
Tonia Troncone
Steve Parankewich
Duke Duncan
Roger DeNault
John Lowe
Donald Schima
Juan Beguiristain
Bharat Bhatia
Amy Long
Catherine Bradley
Jewel Wall
Aaron Mueller
Douglas Halenbeck
Eric Wilson
Sarah S Pollak
Richard A DeSimone
Axel Brachet
Nancy Leong
William Denise Hulse III
Balakrishnen Varadarajan
Kevin Kidwell
Abelardo Valdez
Dave Davis
Peter Antypas
Patrick Klinzmann
Gina Rigby
Mathis Heydtmann
Kevin LeSesne
Sheldon Ramjattan
Dustin Watts
Gregory Keith Hunter
David Radchuk
Murali NAGARAJAN
Mp Van Rennes
Timothy E Locklear
Joshua Taddeo
Mohanaraju Nandyala
Alejandra Maricela Salaza...
Herman Venter
Kevin Moore
Kenneth Stewart, D.O.
Mohamed Mansour
Jake Budler
Ron Bara
Santos Boch Oscal
Pattie Mercadante
Michael Balle
Herman Lee Spencer
Peter Paulin
Tugs Oyun Davaadorj
Patrick Johnson
Bethany Begnaud
John Felgate
Roger Grøndahl
Sarah Vennix
Susan Forman
Theresa Woodsong
Enrique Petris
Gerald A Davis
Kent Jason Kohlgraf
Joseph Lizyness
Daniel Herrera
Arthur Bernier Jr
Michael Vasudevan
Mirko Turrina
Chris Times
Stelanie Lu Vetta Marshall
Bharat Patel
Sir Goat
Blanca Cortez
Robert Ogenyi
Brian Franklin
Deson Jackson
P Savice
Christopher Hajjar
Laura Allison
Sagar Mummidivarapu
Mike Ezeagba
Jason Butts
Slaven Zimbrek
Jasiel Moreno
Jeffery Gray
Malvin Kvam
Janell Kirk
Jesse Mermuys
Nancy Johnson
John Danesi
Girish Amin
Jem Day
Michal Todorovic
Bill Chandler
Darly M LUELLEN
Stephen C. Simms
Jem Day
James Usry
Michele Laging
Adrian Bland
Hussein Elkheshen
Joshua Rigby
Paul C
Christina Magnuson
Carey Goodley
Saul Kravitz
Sambath Sim
Chandler Blake
Frank Hermans
Steve Gaines
Peter A Gigante
Park Jong HYUN
Ian Winkler
Naresh Neupane
Kirit K Patel
Hatem Rowaihy
Dagan Harding
Martin Brenner
Nicholas Hillard
Allan USARAGA
M Rezaul Karim
Inamulhaque Saboor
Nelson Cruz
Demetia Denisa Echols
Roy Ballles
Lizbeth Valdivia
Douglas Lughas
Steven Gifis
David Solis
Kevin Rivera
Rizwan Habib
Garey Smith
Antonio R Arrendell
Kirsten Myers
Lee E. Hamilton
Brian Brown
Patrick Spaulding Ryan, P...
Vividh Siddha
Daniel Simpson
Bryian Tan
Sean Stobart
Volodymyr Dromov
Ravi Teja
Jeremy Hartnell
John Raffin
Logan Jonathan Henders...
Dustin Hammons
Azar Mammadov
Donald Perry
Zachary Cassidy
Duke Duncan
Anthony Byron Prada
Jorinda Vide
Joe Hayes
Peter Figueroa Rodriguez
Jason G Croft
Long K. Lam
Jake Pyhala
Tammy Harper
Pawel Pietruszewski
Javier Manzano
James M JANKY
David M Keith
Timothy Dickens
Marco Sobrino
John J. Flowers Jr
Mark Mioducki
Aaron Lineback
Yuan Yao
Dennis W. Berry
Enos Smith
Brian Bacareza
Jason Rigby
Brian Drummond
Zoe Elwell
Derek Monthei
Jawad Ahsan
Michael Chen
Alshaghab, Mahmoud Mo...
Susan Lasky
Daniel Lieberman
John Cronin
Justin Blau
Martin Nwosu
J Terry Macnamara
Leartes Randolf Bryant
Bryan Nearnberg
Wythe Marschall
Peter F Cikalo
Marius Karrer
Hank Whitsett
David Macario
George Simons
La Monte Wayne Peters
Philip Ward
Jeremy Nelson
Zeek Weeks
John Grant
Ben Endress
Helen Ollerenshaw
Alfonso Aduna
Christopher David Premetz
Kimberly Armstrong
Darlene Fields
Martin Mcvey
Mark Guittap
Rachel Baygboe Heermann
Naif ALDEGAITHER
Richard Peart
Scott Paterson
Robert W Regan-Hughes
Stephen Prophater
Manuel Sorto
Mark Perlmutter
David Brown
Jacqueline Leonard
Adrian Leist
Kelvin Cox
David Brown
Roy Pointon
David Mireles
Omar Shamsaldeen
Mike Stowe
Ahmad Almajed
Sacoby Miguel Wilson
Kevin Flanagan
Rógvi Joensen
Uday Jarajapu
Phil Edelen
Daniel Lim
Aaron Kuntz
Jacob Paulson
Steve Parankewich
Chanden Bishop
Randi Jones
Paula Chiungos
Christopher Helfers
Jeffrey N. Vargas
David Vrba
Guive Nassiri
Suresh S
Greg Bromberg
Shrenik Dedhia
Hanz Scholz
Michael Kantor
Marilyn Monter
Glenn Ephraim
Kerry HAGANS
Tobiah Weyer
Alan GREGORY
Tony Jefferson
Liew Yen Kiat
Paul Alexander Williams
Richard Jorz
Patrick Giunta
Theodore OSHMAN
Yolanda Levels
Daniel Edward Brady
Tim Curtis
Brad Fortier
Lawrence Eugene Samson
M Rezaul Karim
John Pereira
Craig J. Vom Lehn
Anup Mathur
Doray Hill
Kevin Yamada
Damon D Olafson
Leonid Turetsky
Marcus Mendiola
Leslie Jackson
Michael Steiner
Janči Solar
Sherry Potter
David Getoff
Clifford Abraham
Kimberly Key Young
Anthony Recanatini
Joel Schroeder
Julie Gauze
Jacob Guerra
Richard Daniels
William Burnett
Andrew Lawrence Howard
Lebohang Mohau
Hossein Javid
Bryian Tan
Alireza Khadem-Ghaeini
Kevin Flanagan
Jana Means
Zakariyya Rehman
Wilfrid Jean-francois
Angela Cornell
Ed Strasbourger
Michael Gaeta
Oscar Ghelber
Carl HUMPHREYS
Surya Prakash Tiwari
Juan Roberts
Joey Fernandez
Jandjr Happy
Mahmoud Sayed
Fabe Chan
Paul Ryan
Andrew Warner
Miguel Garcia Lopez
Andrew Mitchell
Vardhman Jain Pukhraj Ja...
Lawrence D. Roberts
David Montross
Michael Wingren
Edmund Grey
Omorie Mckell
Sara Shannon
Mirce Alberastine
Andrew Leibert
Johan Van Ginderdeuren
Edward Kelly Medlock
Amanda Melton
Curtis Patterson
Greg Angell
Trucmong Applequist
Andom Mangum
Eneida Hassrick
Atsushi Horio
Raghunath Gopalakrishnan
Robert Criss
Marcel Ngoh
Prince Kumar
Charles E Kirkendall III
Michele Klug
David Martinelli
Michael Clancy
Sudhanshu & Chitra Jain ...
Mark Bruckner
Pedro Reis
Judi Souza
Marilou Nelson
Andrea Richie
Jamail Bogany
Meredith Webb
Caspar Davey
Gregg Carlson
Bart Porter
Abdiaziz Ali
Anthony Giacoio
Stan Leszynski
Ngozi Ibemere
Krishnan Johan P Srinivas...
Rafael O. Quezada
Kenosha Sampson
Alexsandra Louise
Paul Smith
Valerie Griswold
Dean Simms-elias
Russell Scott
Nicholas Hillard
Will McGee
Wayne Warner
Ivan Arangelov
Jean Marc Halbout
Ali Abdulla Rashed Aldha...
Petros Charalambous
Asif Chaudary
Evgeny Makhina
Dawn Rogers
Paul Regalia
Khan Akmal
Ts Bray
Bruno Gailitis
Jerry Boyette
Ali Abdulla Rashed Aldha...
Riaz Pardhan
Bradley Humble
Fakheruddin M Mustafa
Willie Okpoyo
Keynae Agnew
Zakariyya Rehman
Romeo Sanchez
Steven Holmes
Russell Dowe
Michael Witt
Ding Zhang
John J. Flowers Jr
Jeffrey B Colton
Prosper Nwankpa
James Dobbs
Kathleen K Meyer
Satish Juluri
Intra Green Limited
Jeffrey McCanch
Charlotte Hill
Richard Eddy
Kalle Pihelgas
Srini Kottakota
Balvir Kaur
Raja Mallepeddi
Eric Williams
James Driggers
Adrian Robertson
Emily Burd
Paul Bickerton
Hanno Schmidt-Gothan
Jared Reiss
William Edwards
Josh Jaffe
Christine Dove
Ryan Kelly
Dennis Cox
David Chambers
Michael Moore
Andre Harrell
William Chou
Julio Castro
Marek Vrba
John Roberts
Pichou Etinde
Sharon Quinn-Hester
Lori Laraine Sookhoo
Takeo Aso
Laurie Dozier
Ronald Rothstein
Joe Shapiro
Kevin John Lampela
Martin Brenner
Rafael Pena-Martinez
Drew D Walston
John Axe
Don Kidd
Catherine Gemmiti
Jacob Gaskell
Charles Swofford
Roman Kravchenko
Neil Young
Octavious Russell
Sean Pender
Timothy Danielson
Serhiy Sybirtsev
Bill Robinson
Todd Medema
Ivan Arangelov
Jason Adams
John Reilly
Tyler Hounshell
Androtti J Yeakel
David Knight
Jonathan Lo
Adam Rahn
Sebastian Elan
Kandi Clark
Ross Whiting
Mohammad Alotaibi
Sanjeevkumar Cherupara...
George Adkins
Morris Gelman
Wendy J Merrill
Douglas Halenbeck
Henry Merideth
Bob McMahon
Wei Huang
Mike Griffin
Wilfred Cabahug
Yogendre Kumar Patel
Deidre Lee
Joe Arnold
Daniel Guzek
Sai Theja Penukonda
Jesse Spears
Alex Garlen
Michael Rubin
Timothy C Taylor
Richard Litzky
Sharell E.
Andreas Muno
Agbeko Segbefia
Chris James
Kishan Rao Verukonda
Lela Elliott
Jennifer Barclay

Jan Duong	Kelly Lockett	Patrick Giunta	Eric PERRY	Onkemetse P Kibitwe	Badari Kommuru	Albert Serion
Martin Nwosu	Rajendra Desai	George Kekauoha	Lance Nishida	Lorens Knudsen III	Jasmine Indra	Dapo Lediju
John Moye	Shawn Dockstader	Lorin Mazur	Robert Shields	David Elias	Frank Peart	Tushar Patil
Jared Reiss	Michael Lee	Sead Pepic	Peter James Taylor	Wan Ling Wu	George Braun	Stephen Yoskowitz
Liyaqat Sayeed	Hector Osorio	Rodney Cartee	Rao P Pokala	Rahul Garine	Zahed Hossain	Richard Bjelland
Ted QUIROZ	J S	Clifford Muscat	Andrew Marshall	Jason E Pendleton	John Prestidge	Jordan Case
Andrew Neely	John Dunn	Melissa Zittrer	Pihu Sharma	Dc Smith	Mark Marlin	Michael Laudazio
William Spearman	Michael Gerlach	Rubina N Iqbal	Leonid Begun	Praveen Popatrao Kanase	Krishna K Edunuri	Brian Kester
Sarah Wemmer	Paul Nalette	Harold Lynch	Stephen P Oates	Mick Cheshire	Richard Faris	Richard Uhler
Jose Renato Haas Ornelas	Christophe Martins	Nixon Augustin	Yolanda Levels	Anthony Catalina	Dale Spiess	Eugene Mc Elroy
Abdullah Almutlaq	Aman Karmani	Gloria S	Christina Magnuson	Emily Klick	Bryant Payden	Chris George
David Lucas	Dariana Francois	Basheer Ahamed	Barbara Coleman	Adam Gutta	Gowri Malasani	Caleb Sawyer
Daniel James Houlbrook	Nezamur Mollah	Robert Dunphy	Waqar Rizvi	Adam Groves	Jao Pinpin	Vladislav Kolesnik
Edward A Sieverding	Lalitha SENTHILKUMAR	Choo Han Wei	Andy Kocharian	Karanveer Purba	John Klinger	Michael Bell
Steve B	Rana Ali	Cristian Dan Pirnog	John Egan	Stephen Saporito	Howard Kohn	Yuliang Liu
Nagapradeep Sanikommu	Rick Johnson	Lawrence Chong	Olugbenga Adebola Ona...	Venkata Bonda	James Hill	Todd Vanderleelie
Matthew Molter	Jonathan Estabrook	Nicholas Costa	Theresa M Skurka	Shelby Thuruthumalil	Melvin O'neil WALLACE	Luke Murray
Taro Davis Watterson	Ross Hohepa	Thomas Furstenberg-Carr...	Harry Cohen	Patrick Byrne	Jonathan Hughes	Kevin A BERGERON
Lester Warburton	Shahrukh Hamid	Dmitry Shevchenko	Alan R Peterson	Megan Goldstein	Justin Savage	Raffaele Chiacchia
Rena Williams	Alex Khaw	Brent Goettsche	Doreen Mensah	Chukka Annadi	Michael Kantor	Cody Collins
Aaron Bendix-Balgley	Ben Gordon	Mark Borden	Prashant Trivedy	Alan GREGORY	Michael Mandla Mokoena	Gregory Tew
Sheri Clonts	Alishia Beach	Ching Chun HAN	Les Lewis	Laud Duncan	Jami Scholl	Ed Vega
Gerard Armstrong	Blaine Cram	De Lanzer Ford	Steve JOHNSON	DaLi Borden	Quin Davis	Jack B Kikrby JR
Jay Pennock	Jose Asido	Edward Zeldovich	Robert Bishop	Keenon Locus	Joseph Garzone	Stephen Novotny
David Botsford	Teresita Strew	Sundeep Singh Ahuja	Kevin Oh	James Campbell	John Mechkowski	Yogendre Kumar Patel
Terrence T Wideman	Richard L Green	Angela Green	Joby Kolsun	Agbeko Segbefia	Angelo Ingaharro	Satya Sundaraneedi
James McArdle	Sydni Coleman	David Martinelli	David Murray	S. Lea Langdon	Mehul Thakkar	Felix Vayssieres
Radha Parameshwarappa	Geogy Philip	Philip Hasterok	Matthew Molter	Volpatti Giovanni	Samuel Chavezvaladez	Steven McCraw
Christina Magnuson	Elizabeth Sweeny	Carol A Mohney	Richard H Brehm	Colin Moulton	Curtis Brown	Bj Davis
Olesea Sasu	George La More	Krishna Feldman	Deann Wertz	Louise Bliss	Arthur J Gajarsa	Nat Bacon
Andrew Douds	Graham Marklew	Daphne Slater-Yemofio	Frank Kendrick	Dana Houck	Michele Welscher	David Stockwell
Kyle Shelly	Joshua Smith	Osvaldo Freire Fonseca	Steven M Robinson	Kevin Joseph	David Southwell	Mark Hayes
Mohammad A Tahir	Joel Polanco	Gaybra Raymond	Michael Skinner	Bhanu Mullapudi	Rayner Andersen	Birgitte Antonsen
Benedict J. Brady	Chau Ta U Auch Ca Rollin...	Danae Steele	Jason Farber	Benjamin Pushett	Robert Keefer	Patrick Walsh
Randy Richter	Kevin Petty	Curtis Patterson	Jimmy Watson	Carlos Cruz	Jane Hilarie Van Denend	Rohit Sud
Andrew Boyd	David Verkade	John Egan	Manojkumar S. Patel	Richard Campbell	John Arebalo	Zhuorong Jiang
Joe Richards	Thembile Mtwa	Lee Szam	Marc Russell	Ethan So	Jason Carter	Swaroop Conjeevaram
Genry Moncada	David Choquette	Marcel Ngoh	Paul Ryan 2	Michael Chen	Zuri Jackson	Ricardo Rodriguez
Mirche Apostolov	Anthony Runnels	Rafael Salas	Ted A. Morgan	Rajneesh Mehra	Vimal Kumar Ambat	David Purdy
William Johnson, IV	Arthur Tomas	Marc Alexandre Wuarin	Clive Harold Abbott	Abraham MITCHELL	Doreen Davidson	Jason Rigby
Blake Shetler	Robert W Nelson	Brian Smolens	Annie Robertson	Roger M Bean	Frank Little	Ashwina Kirpalani
Frédéric Lafon	Joshua Braceros	Dapo Lediju	Adrian Bland	Ali Salamin	Classic Designs, Frank Urso	Blanco Rowe, Elly
Rocky MOREAU	Colin Traquair	Jason Reese Lasley	Dennis G.Burrer	Luke Namer	Altonio Price	Ronny Brown
W Kim Colich	David Q	Melvin Lorg	Michael Sander	Colin Alfred	Peter Diffley	Boulkoroum FARID
Shane L Foster	Matt KRAMER	Cristian Gomez	Chris Harris	Anthony DePalma	Robert Garner	Michael Boyce
Enrique Neves Martin	Janee Watson	Wendy Amato	Steven Brevett	Michael Kantor	Geoffry McDonald	Keith Stoddard
Anthony Bowers	Amar Dave,MD	Glenn Toth	Dwain KUEHL	Ebrima Jallow	Ervin R Broxton Jr	Brian Fitting
Antonette Poole	Tisha Lopez	Jim Uehling	Nalini Sridharan	Minh Le	Soumya Krishnan Nair	Michael Cummins
Chukwuoma Ngoka	Erik Michael Fredriks	John Dorner	Scott Gall	Jeffrey E Simon	Prabu Devanesan	Mark Reed
Ebenezer Joseph	Darrell Marsh	David Park	Gregory Busine	Jason August	Alan Taylor	Daniel SCHWEBKE
Fx Coffinieres	Daniel Heinisch	Glenn Ephraim	Ian Khuong	Glenn Orr	Gilbert Fields	Esteban De Dobrzynski
Ross William Hauenstein	Nigel J Charles	Alan GREGORY	Kenneth Paul Robbins	Olamide Olaleye	Fiona Budd	John Klinger
Andrew Yung	J Jung	Fahad Aldegaither	Michael Leslie Glen Bonif...	Marimuthu Ponnambalam	Tara M Knierim	William Long
Joseph Cigliano	Saverio Leone	Shana M.	Debby C Lin	Quincy Webster	David Knight	Jennifer Figueroa
Virgilio Yabut	Theresa Kellerman	Michael Seaton	Benjamin DWYER	Jihua Ren	Mrinal Bhoumik	Peg Tokheim
John T. Riecker	Dale Spiess	Garrett Catalana	Jimmy Tussey Jr	Jeremy Lui	Robert L Cundiff	Emma Venard
Madhu Kandarpa	Jimmy Yombo Mubalutila	Bijal Patel	William Becker	Ben Noffke	David Gibson	Chris Robinson-Beers
Vijay Mali	Trevor Whittingham	Biju Menon	Joel Granado	Michael S Levesque	Kenneth Iha	Mohammed Khan
Nicholas O	Erin Griffault	David Purdy	Michael Yaldezian	Jason Bryant	Brian Hogan	Yuliang Liu
David Alfred	Nicolas Ha	Rodrigo Noronha	James Howard Williams	Rami Taha	Tom Nichols	Paul Hletko
Michael Tripp	Gerald E Breuer	Harold Lynch	Shrenik Dedhia	Jason Goyt	Troy Smith	Bradley Leuty
Andrew Lee Rutherford	Sheldon Ramjattan	André Luís Borges Estêvão	Roger Doherty	Sheila Bell	Al Klug	Roberto Flores
Jeffrey Berry	Christian Finot	Eric Ellenbogen	Brendan Docherty	DaLi Borden	Ceferino Cata	Tyrell Wade
Gregg BROWN	Jeremy Ryan Seppi	Eric Weigold	Gerald P Chambers	Harry Han	Rakesh B SASVIHALLI	Peter Chrustowski
Kishore Anjaneyulu	Frederick Kent	Brian Carroll	Kevin Kehoe	Georgia Chronas-Sfirogia...	Hossam Elsokari	Mick Hall
Phillip Keith Taylor	Marc Perrey	Les Forman	Paul Bickerton	Dua Alkhatib	Keith W LINDVIG	Lucia Madiseng
Jeffery Herron	Mark Robert Shapland	Van Wasshnova Trust	Jasmine Indra	Edward Kelly Medlock	Venkata Bonda	Ethelannette E Malon
Tomáš Hlačik	Yanisa M	Perry Propst	Anthony Frank	Jeffrey Eckhouse	Spandana Dantuluri	Rashida Pennicooke
Sony Huynh	Rico Robinson	Justin Kellner	Shavay Vander	Joshua Johnson	Kumara Velan Suppiah	Sundareswaran Selvaraj
Henry W Gosselin	Diane Kestner	Gerald Lano	Edward Kelly Medlock			

Thank You!

From the Sirocco Energy Team



Taras Vodyanyy
CEO



Anna Pryimak
COO



Oleksandr Pryjmak
CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Oleksandr Pryimak	CTO @ Sirocco Energy Inc.	2021
Anna Pryimak	COO @ Sirocco Energy Inc.	2021
Taras Vodyanyy	CEO @ Sirocco Energy Inc.	2021

Officers

OFFICER	TITLE	JOINED

Oleksandr Pryimak	CTO		2021
Anna Pryimak	COO		2021
Taras Vodyanyy	CEO		2021

Voting Power ⃝

HOLDER	SECURITIES HELD	VOTING POWER
Taras Vodyanyy	2,242,300 Common Stock	26.0%
Anna Pryimak	2,242,300 Common Stock	26.0%
Oleksandr Pryimak	3,060,000 Common Stock	35.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2021	$600,000	Common Stock	Regulation D, Rule 506(b)
08/2021	$110,400	Safe	Section 4(a)(2)
04/2022	$863,186		4(a)(6)
04/2022	$863,186	Safe	Regulation Crowdfunding

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	8,641,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	1,500,000

Risks

The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free services in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

A potential lack of use or public interest in the Sirocco Energy wind turbine and change in the legal and regulatory environment in the renewable energy industry could negatively impact Sirocco Energy's business operations and revenue streams.

The Company, as are all companies, operating in unprecedented times with the onset of COVID-19 (Coronavirus). The impact that COVID-19 will have on the operations of the business, its financial performance, and its ability to attract and maintain customers and users are all performance factors that, at this time, are uncertain.

If Sirocco Energy runs out of cash and not able to successfully monetize the business and/or raise additional capital, it may need to liquidate the business.

Sirocco Energy has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model. If Sirocco Energy is unable to operationalize key functionality, or the market does not respond positively to the key features, some or all of the usefulness of Sirocco Energy platform may be at risk, despite any corrective actions Sirocco Energy may take.

An investment in Sirocco Energy is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Sirocco Energy's business objectives, and risk of illiquidity. The performance results of an investment in Sirocco Energy stock can be volatile. No representation is made that the Sirocco Energy will achieve certain performance goals or that any investment in Sirocco Energy will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Sirocco Energy stock and it may be subject to substantial transfer restrictions.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks), free of charge. For example, membership to the Sirocco Energy platform that can track electricity generation or leasing of wind turbine for a certain period of time is sometimes provided free of charge to certain investors. At some point, however, Sirocco Energy may abandon such benefits, in which case any benefits (rewards/perks) that have been or are being provided would no longer be benefits.

Sirocco Energy develops new and novel technology. In addition to the risks outlined, there are other risks associated with Sirocco Energy, including those that Sirocco Energy cannot anticipate.

Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections.

These and other factors could adversely affect the outcome and financial effects of the plans and events of Sirocco Energy and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

Sirocco Energy may rely on third parties manufacturing to assemble the wind turbines. Sirocco Energy may be unable to retain third parties manufacturing with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with Sirocco Energy.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Although Sirocco Energy already has a developed product that is ready for the production, Sirocco Energy may make changes to the product for any number of reasons.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊕];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by
  the purchaser, to a trust created for the benefit of a member of the family of the
  purchaser or the equivalent, or in connection with the death or divorce of the
  purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been
determined arbitrarily by the Company, and does not necessarily bear any relationship to
the Company's book value, assets, earnings or other generally accepted valuation
criteria. In determining the offering price, the Company did not employ investment
banking firms or other outside organizations to make an independent appraisal or
evaluation. Accordingly, the offering price should not be considered to be indicative of
the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not
guarantee that the SAFE will be converted into any particular number of shares of
Preferred Stock . As discussed in Question 13, when we engage in an offering of equity
interests involving Preferred Stock . Investors may receive a number of shares of
Preferred Stock calculated as either (i) the total value of the Investor's investment,
divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the
valuation for the company is more than the Valuation Cap, the amount invested divided
by the quotient of (a) the Valuation Cap divided by (b) the total amount of the
Company's capitalization at that time. Because there will likely be no public market for
our securities prior to an initial public offering or similar liquidity event, the price of the
Preferred Stock that Investors will receive, and/or the total value of the Company's
capitalization, will be determined by our board of directors . Among the factors we may
consider in determining the price of Preferred Stock are prevailing market conditions,
our financial information, market valuations of other companies that we believe to be
comparable to us, estimates of our business potential, the present state of our
development and other factors deemed relevant. In the future, we will perform
valuations of our stock (including both common stock and Preferred Stock) that take
into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and
  privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of
  our company given the prevailing market conditions and the nature and history of our
  business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation
  and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial
and market-based methodologies to determine our business enterprise value. For
example, we may use methodologies that assume that businesses operating in the same
industry will share similar characteristics and that the Company's value will correlate to
those characteristics, and/or methodologies that compare transactions in similar
securities issued by us that were conducted in the market.

Company

Sirocco Energy Inc.

- Delaware Corporation
- Organized May 2021
- 12 employees

2225 E BAYSHORE RD STE 200
Palo Alto CA 94303

siroccoenergy.com

Business Description

Refer to the Sirocco Energy profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report
on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sirocco Energy is current with all reporting requirements under Rule 202 of Regulation
Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are
for investors only and will require you to log in to the Wefunder account used to make
the investment.